April 10, 2026

Joseph R. Edwards
Chief Executive Officer
Flowco Holdings Inc.
1300 Post Oak Blvd., Suite 450
Houston, Texas 77056

       Re: Flowco Holdings Inc.
           Registration Statement on Form S-3
           Filed April 2, 2026
           File No. 333-294841
Dear Joseph R. Edwards:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    John W. Stribling, Esq.